Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

June 28, 2011

Interview in Corporate Counsel with NYSE Euronext General Counsel, John Halvey (June 28, 2011).

Corporate Counsel Magazine — NYSE Q&A, Part 1: A Talk with New York Stock Exchange GC John Halvey

A Q&A with NYSE GC John Halvey, Part 1

CorpCounsel.com’s editor in chief and executive editor sit down with NYSE general counsel John Halvey to discuss the proposed merger of NYSE Euronext and the Deutsche Boerse, which is up for a vote in early July. First of a three-part series.

David Hechler and Anthony Paonita

Corporate Counsel

June 28, 2011

Early next month, shareholders will vote on the proposed merger of NYSE Euronext and the Deutsche Boerse. Recently, the New York exchange’s general counsel, John Halvey, invited CorpCounsel.com to sit down with him in his office above the trading floor and talk about the changes he’s already seen in his three years on the job and what he expects as his company is poised for a momentous change. CC’s editor in chief, Anthony Paonita, and executive editor, David Hechler, found themselves surrounded by photographs of New York sports icons—particularly New York Rangers hockey players basking in the glory of their 1994 Stanley Cup Championship—that dominated the office walls. It turns out that Halvey is a big fan. Part one of an edited version of their conversation (minus the sports chatter) follows.

CC: First of all, the vote is scheduled for next month, right?

John Halvey: Next month. Our vote is scheduled for July 7, so we should know sometime July 7 as to how things stand, and we’re obviously optimistic about that, and that that’s going to be a positive outcome. Our German colleagues have their vote on July 13; we should know in the next couple of weeks.

CC: And is it just a majority?

In the U.S. it’s a majority. In Germany, there’s a higher percentage that they have to get.

CC: And then they have to get the approval of the finance minister?

JH: The easiest way to think about it is that we need over 40 regulatory approvals of one type or another around the globe. The SEC, the Department of Justice, EU competition—there’s a whole host of regulatory approvals that we need. In European parliaments they actually don’t call it an approval; they call it a ‘Declaration of Non-Objection,’ which has a nice European flavor to it. So we need either DNOs or approvals in a lot of places, and we’re in the process of doing all that.

When I came here—in early March of 2008—when Duncan [Niederauer] was bringing me in, he was saying he wanted to do a transformative transaction. He wanted to change the industry, and that’s what we’re trying to do.

CC: I read that only 6 percent of the shareholders in Germany have tendered shares so far. Is that concerning you?

JH: No, not at all. The way this process works is, as you get closer to the vote, people get more motivated to vote. So no, if anything, the early returns on the number of voters are all very positive. It’s like any election: you’d expect a lot of last minute voting, and people want to hear the story. Duncan and our CFO, Michael Geltzeiler, are telling that story, doing a lot of that either in direct collaboration with our colleagues in Deutsche Boerse or in coordination with them. So we had something like 400 investor meetings over the course of the last few months—and I’m gratefully immune from those meetings; nobody wants to be the general counsel in that context.

But there’s been a really organized effort that way, particularly since the NASDAQ deal fell apart. That’s really been the primary focus, making sure people hear the story. It’s an undeniably compelling story, and I think people get that.

From a lawyer perspective, it’s a full amount of work; it’s a lifetime employment act, there’s no doubt about that! And on both sides we had an extraordinary number of lawyers working on this. From a business perspective, it’s an absolutely compelling case. The typical shareholder-analyst-investor-type person gets it right away; it’s just a question of pushing through the complexity.

CC: Any way you could imagine it not happening?

JH: No, I don’t think so. I think because of the fact that it’s a compelling story, regulators are going to have opinions about the transaction and we’re going to have to address their concerns; but at the end of the day, I think most people would agree that it’s better for the markets. It’s going to create a more transparent market, a larger market; it’s going to tie markets together that, right now, are a bit fragmented, and give them all a chance to succeed. From a regulatory perspective, I think it’s a significant step in the right direction. I think it’s going to bring more into a regulated environment, not less. It’s a difficult question for a lawyer to answer, but at the end of the day, I don’t see the issues as being of approval vs. disapproval. I’m confident that we’re going to get the transaction done. I just think it’s a question of us pushing through the issues.

CC: So how many outside law firms do you have?

JH: On our side, you have Wachtell, Milbank, Cleary, Stibbe, Wilmer—so that’s five prominent law firms right there. Then on a local basis, in Europe, you have law firms in each of our jurisdictions. You’ve got people in Paris in local law firms, people in Lisbon in local law firms helping in one way or another; that’s often regulatory, local regulatory issues. Then, in any given situation, you might have subject-matter expertise for a particular topic. In a litigation context, we had Greenberg Traurig helping us and working with Wachtell. At any given time, there are probably 12 law firms, and Wachtell is our lead counsel.

When I came here in 2008, Wachtell had done the IPO and the merger with Euronext, so the partner there, David Karp, has a unique subject matter with which he surrounds all this. So it was easy to get Wachtell involved. Milbank is doing the German law pieces for us. Cleary is doing the anti-competition pieces, and Stibbe—which is a Dutch law firm, based in Amsterdam but offices everywhere, including here—is handling the Dutch aspects, corporate law aspects of it, because the company going forward would be a Dutch company. Stibbe is playing a really crucial role for us there, and they were also involved in the original transaction between the NYSE and Euronext. You try to keep people involved in the transaction who have the history of it.

CC: How important do you think the Euronext deal was in helping you sell and move this merger?

JH: Critically important. The Euronext deal closed almost exactly a year before I got here. It closed in April 2007; I came in March 2008. Going through that experience gave us an opportunity to learn a lot about the European context here. I had a fair amount of international experience; I had lawyers in my group that were in Germany and in the U.K. I had done a lot of international deals—but I think the phrase I would use is that ‘it reads differently than it lives.’ Reading those documents and seeing the intent is different than trying to execute on it.

What it also did over the first couple of years was it gave a lot of us, particularly me, an opportunity to get to know the European regulators. If you had been at the NYSE in 1995, or even 1985, you wouldn’t necessarily have the type of relationship with a European regulator—or the European politicians, or the European finance ministers, or whoever it is—that we would have now.

CC: So on a personal level, what’s it like dealing w/a European regulator versus an American one?

JH: I think the easy answer is that regulators are regulators, regardless of where they are. Their primary concern, in Europe or the U.S., is that the market they’re regulating is in good hands and that thoughtful, prudent people are involved in it. That dynamic translates across the cultures. That may actually be the easiest part in a sense—that regulators are typically like-minded with respect to what they want to see. I think for us, the challenge has been just understanding the nuances of the local law and regulatory scheme, and understanding how that all meshes together in Europe. In Europe, we’re regulated in each of five jurisdictions, but we’re also regulated intra-jurisdiction; the five regulators get together and regulate us in what’s called the College of Regulators. There are many things that are unique to us, and that’s one. Other people do not have a pan-European regulator regulating them. So it’s a bit more like dealing with the SEC, where it’s all housed in one place, but it’s different in that, yes, each jurisdiction still has their own interests, concerns, and matters that they want to address.

For me and this team, it’s been a remarkably interesting experience. From the point that I walked in here—I came in two weeks before Bear Stearns happened—so I got into the deep end of the pool very fast. The great financial crisis happened, and we were involved in that, then the great recession happened, then last year you had the flash crash, then this year you have the transformative merger with Deutsche Boerse, and the phrase I like to use is “a hostile takeover bid” by NASDAQ just to add a little extra flavor to that sauce. [laughs]

Every year, there’s been a dominant, external event that has buffeted us one way or another. And as we’ve been doing that, we’ve been trying to deal with the integration with us and Euronext. In my personal case, building and rebuilding the legal department here. The government affairs group here, I think it’s reasonable to say, needed to be built in a lot of ways; it really wasn’t there in the way that we need it, in the U.S. and Europe.

CC: You’ve said you’re in the technology business. What sort?

JH: We provide services and data analytic services to the financial services community—and to some extent beyond that. But if you think about the value proposition, the NYSE is an extraordinarily complex technology platform. What we’re sitting on right now in reality is a technology and communications platform. All you need to do is go down to the floor to see that. It’s a technology business. We process more messages during the course of a trading day than Google does searches. That, to me, is my favorite statistic. We’re running an unbelievably complex and dynamic technology business here. It services our own business, but it also allows us to use that platform and leverage it for clients and customers. So that could be a bank, or someone else in the financial services community.

We have to have an incredibly high degree of security and an incredibly stable environment. And like I said, I did a lot of technology in my background, so I’ve been to data centers big and small. What we have in Mahwah, NJ—where our new data center is—and outside of London in Basildon, England, those are state-of-the-art, unbelievably secure, unbelievably stable environments, because we’re running markets.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German

Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document as well amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.